UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2005
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Southern Connecticut Gas Company Target Plan
855 Main Street
Bridgeport, Connecticut 06604

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

REQUIRED INFORMATION

The Southern Connecticut Gas Company Target Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2005 and 2004 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Southern Connecticut Gas Company Target Plan

Date: June 29, 2006	By /s/James E. Earley James E. Earley Committee Member
Date: June 29, 2006	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 29, 2006	By /s/Robert D. Kump Robert D. Kump Committee Member
Date: June 29, 2006	By /s/F. Michael McClain F. Michael McClain Committee Member

APPENDIX 1

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Southern Connecticut Gas Company Target Plan
Index to Financial Statements and Supplemental Schedule

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Southern Connecticut Gas Company Target Plan

We have audited the accompanying statements of net assets available for benefits of the Southern Connecticut Gas Company Target Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Southern Connecticut Gas Company Target Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 22, 2006

The Southern Connecticut Gas Company Target Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Assets:
Investments, at fair value:
Cash and Cash Equivalents	$ 100,000	$ -
Registered Investment Companies	27,448,374	24,216,910
Energy East Corporation Stock Fund	5,347,132	5,399,255
Stable Value Fund	24,323,743	24,752,214
Participant loans	1,227,001	1,298,050

	58,446,250	55,666,429
Receivables:
Contributions Receivable	52,530	27,168

	52,530	27,168

Net assets available for benefits	$ 58,498,780	$ 55,693,597

See notes to financial statements.

The Southern Connecticut Gas Company Target Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004

Additions:
Investment income:
Net appreciation in fair value of investments	$ 1,082,870	$ 3,107,246
Interest and dividends	1,225,987	1,571,144

	2,308,857	4,678,390

Contributions:
Participant	1,559,418	1,602,819
Employer	492,470	496,471
Contributions Receivable - Employer	6,793	5,571
Contributions Receivable - Employee	18,569	21,597
Transfers from other qualified plans	719,894	-

	2,797,144	2,126,458

Total additions	5,106,001	6,804,848

Deductions:
Benefits paid to participants	2,161,488	5,145,689
Transfers to other qualified plans	139,330	-

Total deductions	2,300,818	5,145,689

Net increase	2,805,183	1,659,159
Net assets available for benefits: Beginning of year	55,693,597	54,034,438

End of year	$ 58,498,780	$ 55,693,597

See notes to financial statements.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.   DESCRIPTION OF THE PLAN

The following description of The Southern Connecticut Gas Company (Company) Target Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering all employees of the Company who have one year of service and are age 21 or more, as well as the employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East Corporation, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Contributions

Contributions to the Plan are made by both participants and the Company. Participants can direct the investment of their contributions into various investment options offered by the Plan. Participants who are current employees may make a contribution of 2% to 6% of their base salary (Basic Contribution) on either a taxable (Type A) or tax-deferred (Type B) basis and may make an Additional Contribution of 1% to 10% of their base salary if the maximum Basic Contribution is made, on either a Type A or Type B basis. The Company contributes 50% of a participant's Basic Contribution to the Plan.

Effective January 1, 2002, the total Type A Additional Contribution may not exceed 10% of base salary, and the total Type B Additional Contribution may not exceed the lesser of 44% of base salary or that amount which, when added to the Basic Contribution (Type A and B) and Additional Contribution (Type B) for the Plan year does not exceed a total maximum contribution of 50% of the participant's base salary for the Plan year.

As of January 1, 2002, participants age 50 or over by the end of the Plan year who have made the maximum amount of Basic and Additional Type B Contributions permitted for the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2003 was $2,000 and increased by $1,000 a year reaching a maximum of $5,000 in 2006.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.   DESCRIPTION OF THE PLAN  (Continued)

Contributions (Continued)

A participant's total pre-tax and after-tax contributions may be further limited by certain provisions of the Code. Upon enrollment in the Plan, participants may direct employee and employer contributions in 10% increments among investment choices offered by the Plan. Subsequent to enrollment, participants can change the contribution direction in any whole percentage increments.

The Energy East Corporation Stock Fund is an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

Benefit Payments

Upon termination of service due to retirement, disability or death, an election can be made to receive either a lump sum amount equal to the value of the participant's vested interest in the participant's account, or periodic installments over a reasonable period of time not to exceed the participant's life expectancy or the joint and survivor life expectancy of the participant and the participant's designated beneficiary at the commencement of the installments, or a combination of a single sum payment and periodic installments.

For termination of service for other reasons, the participant may receive the value of the vested interest in the participant's account as a lump sum distribution.

Vesting

Participants are vested immediately in the current value of their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their account is based on years of credited service. A participant is 100% vested after five years of credited service. If a participant leaves the Company prior to full vesting, the non-vested portion of the Company's contribution is forfeited. All forfeitures are used to reduce future Company contributions.

Participant Loans

Participants may borrow from their account a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrative Committee at the time of the loan. Principal and interest is paid ratably through payroll deductions. Interest rates on loans outstanding at year end range from 5.00% to 11.50% for 2005 and 2004. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination or will be considered a taxable distribution to the participant.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.   DESCRIPTION OF THE PLAN  (Continued)

Participant Accounts

The account of each participant reflects a separate record of participant and Company contributions, withdrawals, loans and allocation of investment income, including investment gains and losses. Allocations are based upon participant account balances, as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The stable value fund is stated at contract value. The Energy East Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

The Southern Connecticut Gas Company Stable Value Fund (SCG Stable Value Fund) is a combination of shares of the Putnam Stable Value Fund, a common/collective fund maintained by Putnam, and the Plan's remaining individually negotiated contracts held in the Plan prior to July 2, 2001, which matured November 17, 2003. The matured proceeds received were deposited into the Putnam Stable Value Fund. Any participant-directed contributions in the SCG Stable Value Fund made after July 2, 2001, were invested in the Putnam Stable Value Fund. With the transfer of the management of the Plan to T. Rowe Price Retirement Services as of December 31, 2004, contributions are being invested in the J. P. Morgan Stable Value Fund.

Payments of Benefits

Benefits are recorded when paid.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2005 and 2004

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and terminate the Plan subject to the terms of the collective bargaining agreement. In the event of Plan termination, participants would be 100% vested in their employer contributions. In the event of termination of the Plan, the net assets of the Plan are set aside, first for the payment of all Plan expenses and, second, for distribution to participants, based on the balances in their individual accounts.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2005 and 2004:

	2005	2004

Energy East Corporation Stock Fund	$ 5,347,132	$ 5,399,255
J. P. Morgan Stable Value Fund	24,323,743	24,752,214
Vanguard Explorer	4,770,323	5,208,372
Vanguard Institutional Index Fund	8,214,614	8,573,226

The plan has a deposit administration contract with J.P. Morgan (JPM). JPM maintains the Plan's deposits in a synthetic guaranteed investment contract, to which it adds interest at the contract rate (adjusted quarterly, not below 0%; 5.4% at December 31, 2005). Deposits into this contract are guaranteed the contract minimum rate of return. The weighted average interest rate earned for the year ended December 31, 2005 was 4.82%. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit responsive as defined in SOP 94-4. The investment is carried at contract value as reported by JPM. The fair value of the investment is not materially different from its contract value at December 31, 2005.

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2005 and 2004, as follows:

	2005	2004

Registered Investment Companies	$ 811,284	$ 1,387,812
Stable Value Fund	1,136,192	831,378
Energy East Corporation Stock Fund	(864,606)	888,056

	$ 1,082,870	$ 3,107,246

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2005 and 2004

4.   INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies which were managed by Putnam Fiduciary Trust Company (Putnam) through December 30, 2004 and T. Rowe Price Retirement Plan Services (T. Rowe Price) as of December 31, 2004. Putnam was the trustee as defined by the Plan through December 31, 2004 and T. Rowe Price became the trustee as defined by the Plan effective December 31, 2004. Certain other investments are in the synthetic guaranteed investment contract managed by JPM or the Energy East Stock Fund. Transactions with these parties qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6.   ADMINISTRATIVE EXPENSES

Substantially all administrative expenses are paid for by the Company.

The Southern Connecticut Gas Company Target Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

	Identity of Issue	Description of Investment	Current Value

*	JPMCB Intermediate Bond Fund	Commingled Fund	$ 23,543,599
*	JPMCB Liquidity Fund	Commingled Fund	432,978
	Monumental Life Insurance Co.	Fully benefit responsive wrapper contract	115,722
	UBS AG	Fully benefit responsive wrapper contract	115,722
	IXIS Financial Products, Inc.	Fully benefit responsive wrapper contract	115,722

	Subtotal Stable Value Fund		24,323,743
	Cash and Cash Equivalents	Settlement Account	100,000
	Pimco Total Return Fund	Registered Investment Company	$1,263,873
*	T. Rowe Price Equity Income Fund	Registered Investment Company	1,035,401
	Domini Social Equity Class R	Registered Investment Company	17,563
	Fidelity Diversified International Fund	Registered Investment Company	1,385,564
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	1,122,304
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	643,934
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	111,055
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	2,812,765
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	1,739,681
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	1,677,681
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	1,124,159
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	740,146
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	119,455
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	54,640
*	T. Rowe Price Small-Cap Value Fund	Registered Investment Company	615,216
	Vanguard Explorer	Registered Investment Company	4,770,323
	Vanguard Institutional Index Fund	Registered Investment Company	8,214,614
*	Energy East Corporation Stock	Energy East Corporation Stock Fund	5,347,132
*	Loan Fund	Participant Loans (5.00% - 11.50%)	1,227,001

	Total assets held at end of year		$ 58,446,250

*	Party-in-interest